Securities and Exchange Commission
Stephen Krikorian


Re:      Assure Data Inc.
         Item 4.01 Form 8-k
         Filed May 10, 2006
         File No. 333-141347


Dear Mr. Krikorian

Below are our responses to your comments of your letter of May 26, 2006.


Item 4.01 Form 8-K filed on May 10, 2006
----------------------------------------

1. Revise your disclosures in accordance with item 304(a)(i)(ii) of Regulation S-B, which required that you state whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles.

We are filing an 8-K on June 9, 2006 that will included language to state the accountant's reports for the last two years contained no adverse opinion or disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles.

2. We note that Tschopp, Whitcomb & Orr resigned on May 5, 2006 and that you are currently "interviewing other accounting firms to conduct an audit for the year ending December 1, 2006." Tell us the effective date of the resignation and whether Tschopp, Whitcomb & Orr reviewed the interim financial statements included in the Form 10-QSB filed on May 22, 2006. If Tschopp, Whitcomb & Orr performed no such review, tell us how the financial statements included in your filing comply with Item 301(b) of Regulation S-B.

On May 5,2006 Registrant was informed by Tschopp, Whitcomp & Orr (the "Auditor") that such firm was resigning as Registrant's Auditor. The effective date of the resignation was May 5, 2006.

We are filing an 8-K on June 9, 2006 stating that we have engaged a new audit firm as of May 12, 2006. The firm is Sherb & Co., LLP in New York, NY 10022. This firm provided the review of the financial statements used in the Form 10-QSB filed on May 22, 2006.



Regards

/s/ Bob Lisle

Bob Lisle
President and Chief Executive Officer
Assure Data, Inc.